

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 17, 2009

Ms. Claudia Tatu
Secretary
Recipe Kits, Inc.
14145 Proctor Avenue, Suite 14
City of Industry, California 91746

> **Re: Recipe Kits, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2009**
> **File No. 333-148931**

Dear Ms. Tatu:

We have reviewed your amendment filed September 15, 2009 and have the following comment.

Amendment No. 1 to Item 4.01 Form 8-K Filed September 15, 2009

1.   As previously requested, please provide a statement to us, in writing, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to our comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant